650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.496.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

Certain portions of this document have been omitted pursuant to a request for Confidential Treatment and, where applicable, have been marked with “[****]” to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

September 17, 2012

Via Secure E-Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jay Ingram Nudrat Salik Rufus Decker

Re:	SolarCity Corporation Confidential Draft Registration Statement on Form S-1
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarCity Corporation (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, when we submit this letter via EDGAR at the time of first publicly filing the Registration Statement, the submission will be accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of [****] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. This letter provides:

•	a summary of the information provided to the Staff to date in connection with its review of the Company’s option pricing and fair value determinations;

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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•	an overview of the Company’s approach to option pricing and fair value determinations, including its approach with respect to the recent option grants; and

•	a discussion of the fair value reflected in the anticipated filing range in relation to the Company’s recent option grants on August 15, 2012 and September 12, 2012.

Stock Option Issuances by the Company since January 1, 2011

To facilitate the Staff’s review, the Company has attached as Appendix A hereto a complete list of all grants of options to purchase the Company’s common stock made from January 1, 2011 through the date of this letter (the “Review Period”), as well as the related dates and fair value determinations of third-party valuations performed during the Review Period.

Timing Considerations

The Company supplementally advises the Staff that it anticipates publicly filing the Registration Statement on or before October 5, 2012, printing its preliminary prospectus on or about October 22, 2012 and commencing its road show on or about October 26, 2012, with a target pricing date as early as November 7, 2012.

Previously Provided Information

The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 59 to 65 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

Overview of Option Pricing and Fair Value Determinations

As previously disclosed in the Registration Statement, each time the Company’s Board of Directors has granted options during the Review Period, the Board of Directors has granted those options with an exercise price intended to be equal to or greater than the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Company’s Board of Directors to make complex and subjective judgments. In doing so, the Company’s Board of Directors considered a combination of valuation methodologies, including the income, market and transaction approaches. Since January 2012, the Company has used the probability weighted expected return (“PWER”) method to assess the fair value of common stock. As discussed in the Registration Statement and in the Company’s letters to the Staff dated August 15, 2012, August 30, 2012 and September 13, 2012, earlier in the Review Period, the Company used several different valuation methods that it believed were most appropriate under the circumstances, including the market transaction method, the guideline public company method and the income approach using a discounted cash flow method. The most significant factors considered in

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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determining the fair value of the Company’s common stock irrespective of the particular valuation method were as follows:

•	current business conditions and projections;

•	sale transactions of the Company’s capital stock, when applicable;

•	the probability, value and dates of future valuations of the Company, including the anticipated range of value in connection with an initial public offering;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

As detailed in the Registration Statement, the Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained frequent contemporaneous independent valuations from Grant Thornton LLP, a nationally recognized independent accounting and valuation firm, to assist the Board of Directors in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Throughout the Review Period, the Company’s Board of Directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board of Directors reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned above.

In light of the foregoing, as previously stated in the MD&A section of the Registration Statement and as noted in the Company’s letters to the Staff dated August 15, 2012, August 30, 2012 and September 13, 2012, the Company believes that the actions of its Board of Directors to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the Company’s 2007 Stock Plan and the Internal Revenue Code of 1986, as amended.

Increase in Fair Value in August 2012 and September 2012

The draft Registration Statement most recently submitted to the Staff on August 30, 2012 included stock option grant information through August 14, 2012. For purposes of the Staff’s review, we are supplementally providing more recent stock option grant information below and in Appendix A. The

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission September 17, 2012 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-001

Company will update the Registration Statement to include this information with its next submission/filing.

The Company’s Board of Directors granted options on May 22, 2012, June 11, 2012 and July 19, 2012 at a fair value of $11.40 per share, based in part on a valuation of the Company’s common stock as of May 14, 2012. The Company’s Board of Directors granted options on August 15, 2012 at a fair value of $12.20 per share, based in part on an updated valuation of the Company’s common stock performed as of August 9, 2012. On each of these dates, the Company did not know and was not able to predict the precise price range to be included in the preliminary prospectus or the initial public offering price. The August 9, 2012 valuation determined a business enterprise value by using the PWER method based on the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. The fair value reflects a nonmarketability discount of 13%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods.

The Company’s Board of Directors granted options on September 12, 2012 at a fair value of $18.48 per share, based in part on a valuation of the Company’s common stock as of September 6, 2012. This valuation incorporated a potential initial public offering valuation range of approximately [****], which was management’s assessment based on preliminary verbal indications from the Company’s managing underwriters at that time. The PWER analysis then considered four basic scenarios, using the mid-point of management’s estimated offering range for each of the initial public offering scenarios. The following table summarizes these scenarios and the related key assumptions of each:

	Near- Term IPO	Medium- Term IPO	Long-Term IPO	Sale
Value:	[****]	[****]	[****]	[****]
Timing:	0.11 year	0.25 year	0.9 years	2.32 years
Discount Rate for Common Shares:	13.0%	13.0%	15.0%	13.0%
Probability:	50.0%	20.0%	25.0%	5.0%

In each scenario, the likely actions of the preferred investors were analyzed, including whether such investors would choose to convert their shares or accept the applicable liquidation preference. In each scenario, the resulting proceeds to preferred equity were deducted from the aggregate equity value in order to determine the available proceeds for common stockholders, including expected dilution due to warrants and options. These amounts were then discounted to their present value at the indicated rates and combined into an expected value using the probabilities indicated above. The noted discount for lack of marketability was then applied to each. This methodology determined the fair value of our common stock as of September 6, 2012 to be $18.48.

Following this valuation, in connection with its efforts to evaluate whether to pursue a public offering during this fiscal year, the Company requested that representatives of the managing underwriters

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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provide the Company with an updated estimated valuation range. Earlier today, representatives of the managing underwriters presented to the Company a preliminary estimated price range of [****] per share for the Company’s offering, assuming the offering were to close in the fourth quarter of 2012. At that time, representatives of the managing underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

The Company believes the difference between the Company’s determination of fair value on September 12, 2012 and the anticipated price range to be included on the cover of the prospectus to be included in the Registration Statement results primarily from the following factors:

•

Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would strengthen substantially the Company’s balance sheet as a result of increased cash. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

•

Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuation of the Company’s common stock by its Board of Directors on September 12, 2012, reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts that were applied in the September 6, 2012 valuation analysis described above.

•

IPO Scenario Probability. The September 6, 2012 valuation report that was used by the Company’s Board of Directors as part of its determination of the fair value of the Company’s common stock on September 12, 2012 assumed that there was a 50% probability of an initial public offering in October 2012, a 20% probability of an initial public offering in December 2012 and a 25% probability of an initial public offering in July 2013, and that there was a 5% probability that the Company would remain a private company, potentially having a sub-optimal sale as a medium-term exit. However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a public offering, resulting in an increased common stock valuation as compared to its prior valuations.

•

Conversion of Preferred Stock. The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. The holders of preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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prospectus assumes the conversion of its preferred stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Conclusion

The Company believes that the fair values determined by its Board of Directors for the common stock applicable to each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board of Directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

*****

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission September 17, 2012 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-001

Please direct any questions with respect to this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission September 17, 2012 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-001

APPENDIX A

The Company used estimates from third-party valuations as one factor in reaching its own independent determination of the fair value of its common stock on the dates set forth below:

Report Date	Effective as of	Third-Party Estimate of Fair Value Per Common Share
December 7, 2010	December 3, 2010	$3.40
May 24, 2011	May 12, 2011	5.07
August 9, 2011	August 1, 2011	5.88
September 27, 2011	September 14, 2011	5.92
November 1, 2011	October 25, 2011	5.98
February 6, 2012	January 31, 2012	10.74
March 22, 2012	March 12, 2012	10.93
May 21, 2012	May 14, 2012	11.38
August 14, 2012	August 9, 2012	12.20
September 11, 2012	September 6, 2012	18.48

The Company granted stock options with the following exercise prices between January 1, 2011 and September 17, 2012:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
January 10, 2011	531,158	$3.40	$3.40
February 16, 2011	884,620	3.40	3.40
May 25, 2011	3,121,058	5.07	5.07
August 10, 2011	455,978	5.88	5.88
October 24, 2011	1,480,724	5.92	5.92
November 2, 2011	97,500	5.98	5.98
December 5, 2011	472,100	5.98	5.98
February 8, 2012	987,880	10.74	10.74
March 27, 2012	292,000	10.93	10.93
April 25, 2012	223,400	10.93	10.93
May 22, 2012	466,150	11.40	11.40
June 11, 2012	105,881	11.40	11.40
July 19, 2012	189,817	11.40	11.40
August 15, 2012	101,679	12.20	12.20
September 12, 2012	151,612	18.48	18.48

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.